Exhibit 99.1

Mobilicom Launches Groundbreaking OS3 Operations System World’s First for the Drones & Robotics Industry

●	Software-as-a-Service (SaaS) designed to operate on NVIDIA AI computing for drones and robotics

●	OS3 enables unparalleled operational situational awareness, automated response, and mediation capabilities to neutralize malfunctions and threats across the operations stack from the drone and robot to the cloud

●	Maximizes resilience to ensure financial performance of fleets for service providers, operators, and manufacturers

Shoham, Israel, April 23, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced the launch of its most cutting-edge product to date, the OS3 Platform, a comprehensive software solution designed to deliver Operational Security, Safety, and Standards (“OS3”) compliance for the commercial and defense uncrewed drones and robotics industry.

“OS3 is, to our knowledge, the world’s first holistic solution that ensures performance from an individual drone and robot level to the entire fleet. We believe that this is a game changer for Mobilicom and the entire uncrewed drone and robotics ecosystem,” stated Mobilicom Founder and CEO, Oren Elkayam. “By ensuring operational efficiencies, OS3 has the ability to secure customers’ top and bottom-line performance in diverse operations from robots moving inventory in commercial warehouses to drones used in critical defense operations. We see OS3 creating value for the entire uncrewed ecosystem. We believe that this is a greenfield opportunity for Mobilicom to leverage our position into the drone and robotics service space which accounts 80% of the market.”

Designed to operate on NVIDIA AI computing for drones and robotics, OS3 Edge fortifies each autonomous vehicle mission locally on the system itself, while OS3 Cloud remotely monitors and protects the entire fleet’s operations. OS3 monitors, identifies, and remotely responds to deliver immediate and complete control across the entire fleet by addressing three main pillars of performance:

●	security risk mitigation by detecting hostile external threats;

●	safety of operations related to internal software, hardware, and maintenance issues including risk mitigation; and

●	standards compliance ensuring platform adherence to regulatory standards.

“The industry is at an inflection point where a comprehensive edge and cloud-based operations system is needed and is likely to be required by certain regulators and insurers alike. We’ve recently seen a similar emergence in the automotive industry when a few innovative companies introduced SaaS safety and security platforms that quickly became the industry standard. As an early provider of cybersecurity drones and robotics, including our combat proven ICE Cybersecurity suite, we believe that Mobilicom is ideally positioned to launch this first-of-its-kind robust solution following years of intensive in-house development.”

Mobilicom is unveiling its OS3 platform to drone and robotics service providers, operators, and manufacturers, as well as its growing installed base of customers, at the Association of Uncrewed Vehicle Systems International (AUVSI) XPONENTIAL 2024 trade show and conference in San Diego at booth #4046 in the Cybersecurity Pavilion.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its belief that OS3 is a game changer for Mobilicom and the entire uncrewed drone and robotics ecosystem, by ensuring operational efficiencies, OS3 has the ability to secure customers’ top and bottom-line performance in diverse operations from robots moving inventory in commercial warehouses to drones used in critical defense operations, OS3 creating value for the entire uncrewed ecosystem, its belief that that this is a greenfield opportunity for Mobilicom to leverage its position into the drone and robotics service space which accounts 80% of the market, and its belief that Mobilicom is ideally positioned to launch this first-of-its-kind robust solution following years of intensive in-house development. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com